

May 3, 2006

<u>**Via Facsimile (858) 450-8499 and U.S. Mail**</u>

Michael S. Kagnoff, Esq.
Heller Ehrman LLP
4350 La Jolla Village Drive, 7<sup>th</sup> Floor
San Diego, California 92130

  **Re: iVow, Inc.**
     **Schedule TO-I filed April 21, 2006**
     **File No. 5-52603**

Dear Mr. Kagnoff:

  We have reviewed the above-referenced filing and have the following comments.

Offer to Purchase

1. As currently represented, the offer could be open for less than the 20 full business days required by Rule 14e-1.  Please amend your offer so that it will be open at least through midnight on the twentieth business day from commencement.  In addition, we note your references to Monday, May 12, 2006 throughout your document.  Please correct the apparent typographical error.

2. We note that the offer is conditioned upon a shareholder vote that is not currently scheduled to occur until after closing. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language accordingly.

Closing Comments

  As appropriate, please amend your document in response to these comments.  You may wish to provide us with marked copies of the amendment, if required, to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

·   you are responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions